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SEC FILE NUMBER
8- 48456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WAYLAND PARTNERS LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

19 PINE NEEDLE ROAD, WAYLAND, MA 01778

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. PAUL ROSENBAUM (508) 653-1000

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SULLIVAN SHUMAN & FREEDBERG LLC

(Name - if *individual, state last, first, middle name)*

THREE TECH CIRCLE, P.O. BOX 3030, NATICK, MA 01760

(Address) (City) (State) (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PAUL ROSENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WAYLAND PARTNERS LTD., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
□ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
□ (in) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors report on internal accounting control.

* **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAYLAND PARTNERS LTD.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

CONTENTS

SULLIVAN SHUMAN FREEDBERG
Professional Excellence ■ Client Focus

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDER
WAYLAND PARTNERS LTD.
WAYLAND, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Wayland Partners Ltd. as of December 31, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wayland Partners Ltd. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sullivan Shuman + Freedberg LLC

January 28, 2008

ssfcpa.com • 508-652-0000 • 508-651-8881 f
Three Tech Circle • PO Box 3030 • Natick MA 01760

Sullivan Shuman & Freedberg LLC • Certified Public Accountants

WAYLAND PARTNERS LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CASH	$	62,996
SECURITIES OWNED:		
Marketable securities		14,847
Not readily marketable		55,000
		69,847
EQUIPMENT, at cost less accumulated depreciation of $17,090		141
	$	132,984

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCRUED EXPENSES	$	4,557
RETAINERS		5,000
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		14,106
Retained earnings		109,321
TOTAL STOCKHOLDER'S EQUITY		123,427
	$	132,984

The accompanying notes are an integral part of the financial statements.

WAYLAND PARTNERS LTD.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Consolidation payment	$	35,000
Unrealized gain on investments		5,310
Commissions and fee income		1,031
Investment income		264
		41,605
OPERATING EXPENSES		18,997
NET INCOME	$	22,608

The accompanying notes are an integral part of the financial statements.

WAYLAND PARTNERS LTD.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2006	$ 14,106	$ 86,713	$ 100,819
NET INCOME	-	22,608	22,608
BALANCE, December 31, 2007	$ 14,106	$ 109,321	$ 123,427

The accompanying notes are an integral part of the financial statements.

WAYLAND PARTNERS LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net income	$	22,608
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		950
Unrealized gain on investments		(5,310)
Changes in operating assets and liabilities:		
Accrued expenses		(74)
NET CASH PROVIDED BY OPERATING ACTIVITIES		18,174
CASH, beginning of year		44,822
CASH, end of year	$	62,996

The accompanying notes are an integral part of the financial statements.

A. Line of Business:

Wayland Partners Ltd. (the Company) provides consulting services to businesses in need of assistance with raising capital. The Company is a registered securities broker-dealer. The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Commission Rule 15(c)3-3.

B. Summary of Significant Accounting Policies:

Securities Owned:

Marketable securities are carried at market value. Unrealized gains or losses as a result of changes in market value are included in income. Securities that are not readily marketable consist of common stock and preferred stock of nonpublic corporations. These securities are carried at cost, which approximates estimated fair value as determined by management.

Equipment:

Equipment is stated at cost and consists primarily of office and computer equipment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are three to seven years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Consolidation Payment:

In August 2007, the Company received a one-time special payment as a benefit on the consolidation of the NASD and NYSE member regulation.

D. Taxes on Income:

The Company has elected to be treated as an S-Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided.

E. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

F. Net Capital Requirement under Rule 15(c)3-1:

The Company's net capital as calculated under the Uniform Net Capital Rule (Rule 15(c)3-1) is as follows:

Stockholder's equity as of December 31, 2007	$	123,427
Less:		
Equipment		141
Haircuts:		
Marketable securities		2,227
Securities not readily marketable		55,000
Net capital as of December 31, 2007	$	66,059
Minimum required	$	5,000

Following is a reconciliation of the Company's net capital as calculated above to that shown on the Company's December 31, 2007 unaudited Part II of Form X-17-A-5 filed previously:

Net capital as reported on Part II of Form X-17-A-5	$	66,117
Correction to accrued expenses		(59)
Rounding adjustment		1
Net capital as above	$	66,059

G. Supplemental Cash Flow Information:

During 2007, $456 was expended on taxes.

THE BOARD OF DIRECTORS AND STOCKHOLDER
WAYLAND PARTNERS LTD.
WAYLAND, MASSACHUSETTS

In planning and performing our audit of the financial statements of Wayland Partners Ltd. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sullivan Shuman + Ferroberg LLC

January 28, 2008

END